EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 24, 2002

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, September 23, 2002

Mr. Narciso Muñoz
President
National Securities Commission
Present

Re.: Changes to the Board of Directors of the Company

Dear Sirs:

I am pleased to address you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions established in Article 23 of the of the Buenos Aires Stock Exchange Regulations governing the authorization, suspension, withdrawal and cancellation of securities listings.

In this regard, I hereby inform you that the Board of Directors of Telefónica de Argentina S.A., at their meeting held on September 20th 2002, designated Mr. José María Alvarez-Pallete as a Principal Director to fill the vacancy left by the resignation of Mr. Carlos José Miguens.

The Board of Directors of the company also accepted the resignation of Mr. Juan Carlos Cassagne to the position of Principal Director due to personal reasons. In order to fill the vacancy due to his resignation, the Board of Directors named Mr. Alfredo Jorge Mac Laughlin, who had served as an Alternate Director until that time.

Very truly yours,

Fernando Borio
Market Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: September 24, 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary